Exhibit 99.1

Global Mofy Metaverse Limited
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

PROXY STATEMENT AND NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 15, 2024

July 26, 2024

Dear Shareholder:

Notice is hereby given that an annual general meeting of shareholders (the “Meeting”) of Global Mofy Metaverse Limited, a Cayman Islands exempted company (the “Company”), will be held on August 15, 2024, at 10:00 a.m., China Standard Time (August 14, 2024, at 10:00 p.m. Eastern Time), at the principal office of the Company located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, 100000, for the following purposes:

1.      Proposal One.    To consider and vote upon ordinary resolutions to appoint five directors to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by ordinary resolution;

2.      Proposal Two.    To consider and vote upon a special resolution to change the name of the Company to Global Mofy AI Limited, and a special resolution to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association to reflect the Company’s new name (the “Name Change”). The Company’s Amended and Restated Memorandum and Articles of Association as amended pursuant to any special resolutions passed at the Meeting (or any adjournment thereof) are referred to herein as the “Second Amended and Restated Memorandum and Articles of Association”;

3.      Proposal Three.    In order to adopt a dual-class share capital structure, to consider and vote upon: (a) an ordinary resolution to:

(i)     re-designate all of the issued and outstanding ordinary shares of US$0.000002 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of US$0.000002 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)    re-designate 3,000,000,000 authorized but unissued Ordinary Shares into 3,000,000,000 class B Ordinary Shares of US$0.000002 par value each, each having 20 votes per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)   re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolution, have not less than 3,000,000,000 authorized but unissued Ordinary Shares; and

(b) a special resolution to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association to reflect the foregoing and to consent to any variation or abrogation of rights as a result thereof,

(the “Dual-Class Share Capital Structure”);

4.      Proposal Four.    To consider and vote upon a special resolution to amend Articles 50 and 60 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Amendment to the Amended and Restated Memorandum and Articles of Association);

5.      Proposal Five.    To consider and vote upon an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholders as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation	Number of Shares to be Held Giving Effect to Share Re-designation, Repurchase and Issuance
James Yang Mofy Limited	10,913,894 Ordinary Shares	10,913,894 Class A Ordinary Shares	10,913,894 Class B Ordinary Shares
New JOLENE&R L.P.	1,809,142 Ordinary Shares	1,809,142 Class A Ordinary Shares	1,809,142 Class B Ordinary Shares

6.      Proposal Six.    To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, and Proposal Five.

Holders of record of our Ordinary Shares at the close of business on July 2, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting. The Board urges shareholders to vote “FOR ALL” of Proposal One, “FOR” of Proposal Two, Proposal Three, Proposal Four, Proposal Five, and Proposal Six.

A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about July 26, 2024.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,
Sincerely,
/s/ Haogang Yang
Haogang Yang
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON AUGUST 15, 2024

Global Mofy Metaverse Limited
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

Proxy Statement

The board of directors (the “Board”) of Global Mofy Metaverse Limited, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an annual general meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on August 15, 2024, at 10:00 a.m. China Standard Time (August 14, 2024, at 10:00 p.m. Eastern Time) at the principal office of the Company located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, 100000.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the appointment of directors, 2) the Name Change, 3) the adoption of the Dual-Class Share Capital Structure, 4) the Amendment to the Amended and Restated Memorandum and Articles of Association, 5) the repurchase and issuance of shares of certain shareholders, and 6) the adjournment of the Meeting to a later date or dates, if necessary.

What are the Board’s recommendations?

Our Board recommends that you vote:

•        FOR ALL nominated directors;

•        FOR the Name Change;

•        FOR the adoption of the Dual-Class Share Capital Structure;

•        FOR the Amendment to the Amended and Restated Memorandum and Articles of Association;

•        FOR the repurchase and issuance of shares of certain shareholders; and

•        FOR the adjournment of the Meeting to a later date or dates, if necessary.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on July 2, 2024, which we refer to as the Record Date, are entitled to received notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 29,373,057 shares of our ordinary shares, par value $0.000002, outstanding (“Ordinary Shares”). Holders of Ordinary Shares as of the record date are entitled to one vote for each share held for each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting, and for 10 days prior to the Meeting at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record.    If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner.    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are two ways to vote by proxy:

•        By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares; or

•        By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card.

Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 12:59 a.m. (China Standard Time) on August 14, 2024 (12:59 p.m. (ET) on August 13, 2024). Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your instructions, your shares will be voted as follows:

•        FOR ALL nominated directors;

•        FOR the Name Change;

•        FOR the adoption of the Dual-Class Share Capital Structure;

•        FOR the Amendment to the Amended and Restated Memorandum and Articles of Association;

•        FOR the repurchase and issuance of shares of certain shareholders; and

•        FOR the adjournment of the Meeting to a later date or dates, if necessary.

What constitutes a quorum?

According to the Company’s Articles of Association, the presence in person or by proxy of one or more holders of at least one-third (1/3rd) of the paid up voting share capital of the Company shall be a quorum for the transaction of business except as otherwise provided by law.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

•        For Proposal One, the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint each director.

•        For Proposal Two, the affirmative vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled), is required.

•        For Proposal Three, (a) the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting and (b) the affirmative vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, in each case, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled), are required.

•        For Proposal Four, the affirmative vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled), is required.

•        For Proposal Five, the Board is seeking the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

•        For Proposal Six, the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled), is required.

For the purpose of determining whether the shareholders have approved Proposal One, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Two, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three, abstentions and broker non-votes will have no effect, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Four, abstentions and broker non-votes will have no effect, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Five, abstentions and broker non-votes will have no effect, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Six, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Six, which is considered a routine matter.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

•        filing with us a written notice of revocation of your proxy,

•        submitting a properly signed proxy card bearing a later date,

•        voting over the Internet, or

•        voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at +1 (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

PROPOSAL ONE

APPOINTMENT OF DIRECTORS

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board keep themselves informed of the Company’s business by participating in Board and Committee meetings, by reviewing analyses and reports, and through discussions with the Chairman and other officers.

There are currently five directors serving on the Board. The individuals who have been nominated for re-appointment to the Board at the Meeting are listed in the table below. Each of the nominees is a current director of the Company.

The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if appointed as a director. The affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint each director. Proxies submitted on the accompanying proxy card will be voted FOR ALL director nominees listed below, unless the proxy card is marked otherwise.

NOMINEES

The names, the positions with the Company and the ages as of the Record Date of the individuals who are our nominees for appointment as directors are:

Name	Age	Position(s)
Haogang Yang	34	Chief Executive Officer, Director, Chairman of the Board
Chen Chen	38	Chief Financial Officer, Director
Chi Chen(1)(2)(3)	41	Independent Director, Chair of Audit Committee
Rui Dong(1)(2)(3)	31	Independent Director, Chair of Nominating Committee
Xiaohong Qi(1)(2)(3)	50	Independent Director, Chair of Compensation Committee

____________

(1)      Member of the Audit Committee

(2)      Member of the Compensation Committee

(3)      Member of the Nominating Committee

Director Qualifications — General

Directors are responsible for overseeing the Company’s business consistent with their fiduciary duty to the Company. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on the Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of directors and director candidates individually and in the broader context of the Board’s overall composition and the Company’s current and future needs.

Haogang Yang, Chief Executive Officer, Director, Chairman of the Board

Mr. Haogang Yang has served as the CEO, Director and Chairman of Global Mofy Cayman since its inception and the CEO and Director of Global Mofy China since July 2017. From June 2014 to June 2017, he co-founded Hangzhou Shixingren Film Technology Co., Ltd. and was mainly responsible for the company’s strategic planning and business development. From August 2012 to May 2014, Mr. Yang served as the marketing supervisor of Shanghai Crystal Digital Technology Co., Ltd. and was mainly responsible for market, public relations and commercial services. Mr. Yang earned his Executive MBA degree from the Cheung Kong Graduate School of Business in 2020 and his bachelor’s degree in project management from Beijing Jiaotong University in 2019.

Chen Chen, Chief Financial Officer, Director

Mr. Chen Chen has served as the financial director of Global Mofy China since November 2022, and he is familiar with the Company’s operation. Mr. Chen has 10 years’ experience in financial management. From December 2020 to November 2022, he served as the financial director of Star Okay Super Order (Beijing) Network Technology Co., where he was mainly responsible for making financial decisions and managing the operation of the company. From December 2015 to September 2019, Mr. Chen worked as a financial director of Macrolink Holding Group, where he was primarily responsible for conducting major company financial decisions and overseeing daily business activities. From December 2013 to December 2015, he was a financial director of China Textile Information Center, where he was in charge of the preparation of company’s financial statements and financial business review and tax planning. From 2009 to August 2013, Mr. Chen worked at Angelantoni of Italy, Beijing branch, as a financial director, where he was mainly responsible for preparing company’s financial statements, handling export tax rebates, participating in company’s major business discussions, and issuing financial opinions. Mr. Chen obtained his bachelor’s degree from China Youth University of Political Studies in 2014, majoring in financial management.

Chi Chen, Independent Director, Chair of Audit Committee

Mr. Chen is a financial professional with over 13 years of auditing and management experience. Mr. Chen specializes in S-1filing, U.S. GAAP and SEC compliance, and corporate risk control including SOX testing and compliance. Mr. Chen has been Risks and Controls manager of National Grid Plc., a U.S. and U.K. dual listed public company (NYSE: NGG; LSE: NG) since February 2020. From October 2015 to January 2020, Mr. Chen worked as the auditor in BDO USA LLP (New Jersey) and Grant Thornton LLP (New York) respectively, where he was involved extensively in S-1 filing, 10K and 10Q filings, and U.S. GAAP and SEC regulatory compliance for both private and public companies in the States. Prior to that, Mr. Chen has 6 years auditing experience in Australia at BDO Audit Pty Ltd (Australia) and Grant Thornton Adelaide (Australia) respectively. Mr. Chen graduated from University of Adelaide with a bachelor’s degree in Commerce in Accounting in 2007. Mr. Chen is a Certified Public Accountant (State of New York) and Chartered Accountant (Institute of Chartered Accountants of Australia and New Zealand). We believe that Mr. Chen is qualified to serve on our board by reasons of professional experiences and qualifications.

Rui Dong, Independent Director, Chair of Nominating Committee

Ms. Dong has 10 years of management experience in China. From May 2020 to December 2023, Ms. Dong served as the Director of the President’s Office at Xinnong Lihe Group Co., Ltd. In this capacity, she held regular meetings with company officers and managers to ensure the organization’s decisions were forward-thinking and strategic. Additionally, she played a key role in formulating the company’s management system. Before joining Xinnong Lihe Group, Ms. Dong was the Human Resources Business Partner of Beijing Sohu New Media Information Technology Co., Ltd from May 2017 to April 2020, where she was in charge of hiring, benefits, compliance and employee relations. Prior to that, Ms. Dong worked at China Duty Free Products (Group) Co., Ltd. as HR Administration Manager from August 2014 to May 2017, where she was responsible for corporate human resourcing duties. Ms. Dong earned her bachelor’s degree in marketing at Tianjin University of Commerce in 2014. We believe that Ms. Dong is qualified to serve on our board by reasons of professional experiences and qualifications.

Xiaohong Qi, Independent Director, Chair of Compensation Committee

Ms. Xiaohong Qi founded and established Shanghai Tongda Asset Management Co., Ltd. in December 2019, well-known domestic PE funds in China. As a founding partner, she reviews and decides on investment proposals together with the investments committee members. Prior that that, Ms. Qi had more than 8 years of interior design and management experiences in two architectural design firms, Shanghai United Architecture Design Co., Ltd. and Shanghai Tianhua Architectural Design Co., Ltd, respectively. Ms. Qi graduated from Qingdao University of Technology with a bachelor’s degree in Construction Engineering in 1997.

General Information

All directors will hold office until the next annual general meeting of shareholders, or until their office is otherwise vacated or they are removed by ordinary resolution. There are no arrangements or understandings between any of the nominees, directors or executive officers and any other person pursuant to which any of our nominees, directors or executive officers have been selected for their respective positions. No nominee, member of the Board or executive officer is related to any other nominee, member of the Board of Directors or executive officer.

Vote Required

The affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint each director. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR ALL” director nominees in this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR ALL” OF THE DIRECTOR NOMINEES DESCRIBED IN THIS PROPOSAL ONE.

PROPOSAL TWO

TO CHANGE THE NAME OF THE COMPANY TO “GLOBAL MOFY AI LIMITED”

Background

The Board of Directors unanimously adopted a resolution to submit to a vote of shareholders a special resolution to change the name of the Company from “Global Mofy Metaverse Limited” to “Global Mofy AI Limited,” and to amend and restate the Memorandum and Articles of Association of the Company to reflect the new name (the “Name Change”). The Company’s Amended and Restated Memorandum and Articles of Association as amended pursuant to any special resolutions passed at the Meeting (or any adjournment thereof) are referred to herein as the “Second Amended and Restated Memorandum and Articles of Association”.

Purpose of the Name Change

The Board of Directors believes that in the best interest of the Company to change the name as part of the Company’s global marketing and expansion plan.

Potential Effects of Proposed Name Change

If shareholders approve this proposal, the Name Change will become effective immediately upon such approval.

The Name Change will affect all holders of our Ordinary Shares and uniformly. The Name Change will not change the terms of our Ordinary Shares. After the Name Change, our Ordinary Shares will have the same CUSIP number, voting rights and rights to dividends and distributions and will be identical in all other respects to our Ordinary Shares now authorized. Our Ordinary Shares will remain fully paid and non-assessable. Shareholders will not be requested to surrender for exchange any stock certificates or warrant certificates they hold. On and after the effective date of the Name Change, the stock certificates representing the outstanding Ordinary Shares will continue to be valid. Following the effective date of the Name, newly issued stock certificates will bear the Company’s new name, but this will not affect the validity of stock certificates already outstanding.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL TWO.

PROPOSAL THREE

TO ADOPT A DUAL-CLASS SHARE CAPITAL STRUCTURE

General

The Board of Directors unanimously adopted a resolution to submit to a vote of shareholders: (a) an ordinary resolution to:

(i)     re-designate all of the issued and outstanding ordinary shares of US$0.000002 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of US$0.000002 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)    re-designate 3,000,000,000 authorized but unissued Ordinary Shares into 3,000,000,000 class B Ordinary Shares of US$0.000002 par value each, each having 20 votes per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)   re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolution, have not less than 3,000,000,000 authorized but unissued Ordinary Shares; and

(b) a special resolution to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association to reflect the foregoing and to consent to any variation or abrogation of rights as a result thereof,

(the “Dual-Class Share Capital Structure”).

Potential Effects

Following effectiveness of the proposed Dual-Class Share Capital Structure, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to 20 votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association. The Class B Ordinary Shares would not be convertible into Class A Ordinary Shares or any other equity securities authorized to be issued by the Company. Holders of the Class B Ordinary Shares would not be entitled to receive dividends of any kind.

The proposed Dual-Class Share Capital Structure will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Vote Required

This Proposal requires affirmative (“FOR”) votes of (a) a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting and (b) a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, in each case, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL THREE.

PROPOSAL FOUR

AMENDMENT TO THE AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION

Background

The Board of Directors unanimously adopted a resolution to submit to a vote of shareholders a special resolution to amend Articles 50 and 60 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Amendment to the Memorandum and Articles of Association”).

The Proposed Amendment to the Amended and Restated Memorandum of Association

If Proposal Two is approved, the Amended and Restated Memorandum and Articles of Association will be amended and restated to reflect the change of the Company’s name from “Global Mofy Metaverse Limited” to “Global Mofy AI Limited.”

If Proposal Three is approved, the Amended and Restated Memorandum and Articles of Association will be amended and restated to reflect the Dual-Class Share Capital Structure.

If this Proposal Four is approved, the following article of the Amended and Restated Memorandum of Association will be removed and replaced with the follows:

Article 50.    General meetings shall also be convened on the written requisition of any shareholder or shareholders entitled to attend and vote at general meetings of the Company who hold not less than 30 per cent of the total voting rights in respect of the paid up voting share capital of the Company deposited at the registered office of the Company specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 clear days after the date of such deposit, the requisitionists themselves may, within three months after the end of that period of 45 clear days, convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

Article 60.    At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or by at least two shareholders having the right to vote on the resolution or by any shareholder or shareholders present who, individually or collectively, hold at least thirty per cent of the voting rights of all those who have a right to vote on the resolution, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

Purpose of the Amendment to the Amended and Restated Memorandum of Association

Articles 50 and 60 are amended to enhance the Company’s decision-making quality and better alignment of interests of the shareholders with the overall success of the Company.

Potential Effects of Proposed Amendment to the Amended and Restated Memorandum of Association

If shareholders approve this proposal, the amendment to the Amended and Restated Memorandum and Articles of Association of the Company will become effective immediately upon such approval.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL FOUR.

PROPOSAL FIVE

TO REPURCHASE AND ISSUE SHARES OF CERTAIN SHAREHOLDERS

General

The Board of Directors approved, and unanimously adopted a resolution to submit to a vote of shareholders an ordinary resolution to the shareholders of the Company to approve, by an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholders as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation	Number of Shares to be Held Giving Effect to Share Re-designation, Repurchase and Issuance
James Yang Mofy Limited	10,913,894 Ordinary Shares	10,913,894 Class A Ordinary Shares	10,913,894 Class B Ordinary Shares
New JOLENE&R L.P.	1,809,142 Ordinary Shares	1,809,142 Class A Ordinary Shares	1,809,142 Class B Ordinary Shares

Potential Effects

If shareholders approve this proposal, the repurchase and issuance of shares of such shareholder will become effective immediately upon such approval.

As of the record date, Mr. Haogang Yang, the Chief Executive Officer and Chairman of the Company, is the sole shareholder and director of James Yang Mofy Limited and holds 75% interest and has voting and dispositive control of New JOLENE&R L.P. Prior to the proposed repurchase and issuance of shares, Mr. Haogang Yang beneficially owns a total of 12,723,036 Ordinary Shares of the Company, of which 10,913,894 Ordinary Shares through James Yang Mofy Limited, and 1,809,142 Ordinary Shares of the Company through New JOLENE&R L.P., representing approximately 44.6% of the total voting power of the Company. Following effectiveness of the proposed repurchase and issuance of shares, Mr. Haogang Yang will beneficially hold approximately 94.1% of the total voting power of the Company.

Vote Required

The Board is seeking the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL FIVE.

PROPOSAL SIX

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE, PROPOSAL FOUR, AND PROPOSAL FIVE.

Proposal Six, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Six is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, and Proposal Five.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Six, which is considered a routine matter.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL SIX.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than the appointment of directors, the Name Change, the Dual-Class Share Capital Structure, the amendments to the Amended and Restated Memorandum and Articles of Association, the repurchase and issuance of shares of certain shareholders and the adjournment of the Meeting to a later date or dates, if necessary.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: July 26, 2024	By Order of the Board of Directors
/s/ Haogang Yang
Haogang Yang
Chief Executive Officer